Exhibit 3.1

Amendment to Restated Bylaws of Apollo Medical Holdings, Inc.

Section 3.1 of the Bylaws, as amended, reads in its entirety as follows:

Section 3.1 Number and Term of Office

The authorized number of directors shall be fixed from time to time by the board of directors, provided that the authorized number of directors shall not be less than one (1). Each director shall be selected for a term of one year and until his successor is elected and qualified, except as otherwise provided herein or required by law.

Whenever the authorized number of directors is increased between annual meetings of the shareholders, a majority of the directors then in office shall have the power to elect such new directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease.